April 16, 2025

Conlon Danberg

Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Safety Shot, Inc.
Amendment No. 2 to Registration Statement on Form F-1
Submitted April 10, 2025
File No. 333-284689

Dear Mr. Danberg and Ms. Sawicki:

Safety Shot, Inc. (the “Company”) respectfully submits this correspondence to the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s filing of Amendment No. 2 to the registration statement on Form S-1 (the “Registration Statement”) on April 10, 2025. On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our” or “us”) is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 3.

Pursuant to the Staff’s previous discussion with us, the Company respectfully refers the Staff to Yerbae auditors’ consent, included as Exhibit 23.3 in Amendment No. 3.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 or by email at amarcus@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Arthur Marcus, Esq.
Arthur Marcus, Esq.